                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 11-K

(Mark One)
[x]  ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF
     1934

For the fiscal year ended            December 31, 2001
                           ---------------------------------

                                       OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from              to
                               ------------    -------------

Commission file Number                   0-10200
                       -------------------------------------

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

                    SEI Investments Capital Accumulation Plan

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                             SEI Investments Company
                             1 Freedom Valley Drive
                            Oaks, Pennsylvania 19456

                    SEI INVESTMENTS CAPITAL ACCUMULATION PLAN


                                Table of Contents

                                                                            Page

Independent Auditors' Reports                                                1-2

Statements of Net Assets Available for Benefits,
 December 31, 2001 and 2000                                                    3

Statement of Changes in Net Assets Available for Benefits, Year ended
 December 31, 2001                                                             4

Notes to Financial Statements                                                  5

Schedule:

1  Schedule H, Line 4i - Schedule of Assets (Held at End of Year),
    December 31, 2001                                                         10

                          Independent Auditors' Report

The Plan Administrator
SEI Investments Capital Accumulation Plan:


We have audited the accompanying statement of net assets available for benefits of SEI Investments Capital Accumulation Plan (the Plan) as of December 31, 2001, and the related statement of changes in net assets available for benefits for the year then ended. These financial statements are the responsibility of the plan administrator. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion. In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2001, and the changes in its net assets available for benefits for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) as of December 31, 2001 is presented for purposes of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure Under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the plan administrator. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

                                               KPMG LLP


June 21, 2002

Report of independent public accountants


To the Plan Administrator of SEI Investments
Capital Accumulation Plan:

We have audited the accompanying statements of net assets available for benefits of SEI Investments Capital Accumulation Plan (the Plan) as of December 31, 2000 and 1999, and the related statement of changes in net assets available for benefits for the year ended December 31, 2000. These financial statements and the supplemental schedule referred to below are the responsibility of the Plan Administrator. Our responsibility is to express an opinion on these financial statements and supplemental schedule based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2000 and 1999, and the changes in its net assets available for benefits for the year ended December 31, 2000 in conformity with accounting principles generally accepted in the United States.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule listed in the accompanying index is presented for purposes of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.


                                             ARTHUR ANDERSEN LLP

Philadelphia, Pennsylvania
June 4, 2001


[The report above is a copy of a previous report and has not been reissued by Arthur Andersen LLP]

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                 SEI INVESTMENTS CAPITAL ACCUMULATION PLAN

              Statements of Net Assets Available for Benefits

                        December 31, 2001 and 2000

                                                   2001              2000
                                              -------------      -----------

Assets:
  Investments, at fair value                  $ 118,605,726      125,635,097
  Participant loans                               1,499,417        1,345,930
                                              -------------      -----------
         Total investments                      120,105,143      126,981,027
                                              -------------      -----------

Receivables:
  Employee and employer contributions               282,014          210,150
                                              -------------      -----------
         Total receivables                          282,014          210,150
                                              -------------      -----------
Net assets available for plan benefits        $ 120,387,157      127,191,177
                                              =============      ===========

See accompanying notes to financial statements.

                 SEI INVESTMENTS CAPITAL ACCUMULATION PLAN

         Statement of Changes in Net Assets Available for Benefits

                       Year ended December 31, 2001

Additions (deductions) to net assets attributed to:
  Investment income (loss):
     Net depreciation in fair value of investments    $ (16,967,017)
     Interest                                               148,975
     Dividends                                            1,821,340
                                                      -------------
                                                        (14,996,702)
                                                      -------------

Contributions:
  Participants                                            9,145,536
  Employer                                                4,496,911
                                                      -------------
                                                         13,642,447
                                                      -------------
         Total additions (deductions)                    (1,354,255)
                                                      -------------

Deductions from net assets attributed to:

  Benefits paid to participants                          (5,449,765)
                                                      -------------
         Total deductions                                (5,449,765)
                                                      -------------
         Net decrease                                    (6,804,020)
Net assets available for benefits:
  Beginning of year                                     127,191,177
                                                      -------------
  End of year                                         $ 120,387,157
                                                      =============

See accompanying notes to financial statements

                   SEI INVESTMENTS CAPITAL ACCUMULATION PLAN

                         Notes to Financial Statements

                           December 31, 2001 and 2000


(1)    Plan Description

       (a)  General

            The following description of the SEI Investments Capital Accumulation Plan (the Plan) provides only general information. The Plan, a contributory defined contribution plan, was established effective January 1983 by the Board of Directors of SEI Investments Company (the Company). Participants should refer to the Summary Plan Document for a more complete description of the Plan's provisions. The Plan's sponsor is the Company.

            The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA). The Plan provides retirement benefits, including provisions for early retirement and disability benefits, as well as a tax-deferred savings feature. Generally, an employee will become eligible to join the Plan after the completion of his or her first hour of employment. However, certain employees are not eligible to become participants in the Plan. Any salary deferral contribution election will not be effective until a later date as described in the Summary Plan Document. A participant may make tax-deferred contributions to the Plan up to the lesser of 15% of eligible compensation or $10,500 for the calendar year 2001, which are deposited into a "deferral account." All Company contributions are discretionary and will be made out of available profits of the Company. The Company's matching contribution may not exceed 4% of the participant's annual eligible compensation and will be credited to the participant's matching contribution account. In addition, the Company may make a contribution to all participants that will be allocated among eligible participants in the same proportion that each participant's compensation bears to the aggregate compensation of all participants. These contributions will be credited to the participant's profit-sharing account.

            A participant is eligible to receive Company contributions at the point when the participant is eligible to contribute to the Plan. The Company's matching contributions to the Plan were $4,496,911 and $2,261,347 for 2001 and 2000, respectively. The Company made no other discretionary contributions during 2001 and 2000.

       (b)  Investment Options

            As of December 31, 2001, contributions may be invested in the following investment options: SEI Stable Asset Fund, SEI Core Fixed Income Fund, SEI Large Cap Value Fund, SEI International Equity Fund, SEI Small Cap Growth Fund, SEI Large Cap Growth Fund, SEI Diversified Moderate Growth Fund, SEI Diversified Global Growth Fund, SEI Diversified Global Stock Fund, SEI Diversified Conservative Fund, SEI Emerging Markets Equity Fund, SEI Daily Income Treasury II Fund, and SEI Investments Company Common Stock Fund.

            A description of each investment option is provided below:

            SEI Stable Asset Fund - This fund is designed to maintain the value of the money contributed to the Plan and earn interest. The fund invests mostly in guaranteed investment contracts purchased from insurance companies and other financial institutions that are either highly rated (AAA or AA) or guaranteed by the U.S. government or its agencies. This fund's contract value approximates fair value.

                   SEI INVESTMENTS CAPITAL ACCUMULATION PLAN

                         Notes to Financial Statements

                           December 31, 2001 and 2000


            SEI Core Fixed Income Fund - This fund invests in government and corporate bonds and is structured to earn income without significant price improvement.

            SEI Large Cap Value Fund - This fund is structured to invest in equity securities of large companies. This fund invests in the stocks of companies whose prices appear low relative to certain fundamental characteristics such as earnings, book value, or return on equity. The value of the fund will rise and fall based on these companies' performance.

            SEI International Equity Fund - This fund purchases equity securities in companies outside of the United States. The majority of these investments are made in European and Asian companies that have a long-term potential for growth.

            SEI Small Cap Growth Fund - This fund invests in equity securities of small companies. The object of this fund is to allow the investment to grow as the companies grow.

            SEI Large Cap Growth Fund - This fund invests in equity securities of large companies. The object of this fund is to allow the investment to grow as the companies grow.

            SEI Diversified Moderate Growth Fund - This fund seeks to provide long-term capital appreciation with a limited level of current income through investments in equity and fixed-income funds, including non-U.S. equity funds.

            SEI Diversified Global Growth Fund - This fund invests primarily in other equity funds. The object of this fund is to provide long-term capital appreciation through participation in both U.S. and international equity markets.

            SEI Diversified Global Stock Fund - This fund is designed to provide long-term capital appreciation through participation in the global equity markets. The fund achieves this goal primarily through investment in both U.S. and non-U.S. equities.

            SEI Diversified Conservative Fund - This fund invests primarily in money market and fixed income funds to provide current income with the opportunity for capital appreciation.

            SEI Emerging Markets Equity Fund - This fund seeks to provide capital appreciation by investing primarily in a diversified portfolio of equity securities of emerging market issuers.

            SEI Daily Income Treasury II Fund - This fund seeks to provide higher current income than that typically offered by a money market fund by investing primarily in U.S. Treasury and agency obligations.

            SEI Investments Company Common Stock Fund - This fund seeks long-term growth by investing in shares of the Company's common stock, which is publicly traded on NASDAQ under the symbol SEIC.

            Participants are immediately vested in their salary deferral contributions to the Plan and all employer contributions credited to their accounts at the time of contribution plus any earnings (losses) thereon.

                   SEI INVESTMENTS CAPITAL ACCUMULATION PLAN

                         Notes to Financial Statements

                           December 31, 2001 and 2000

          Amounts in participants' accounts will be distributed in the form of installments, an annuity, lump- sum amount, or a combination thereof to participants or their beneficiaries upon termination of employment, retirement, death, or total disability. Employee contributions in a participant's deferral account may be withdrawn during employment after the employee reaches age 59-1/2 or upon showing immediate and substantial financial hardship.

          Under the tax-deferral feature, a participant is eligible for a loan amount not to exceed the lesser of $50,000 or 50% of the participant's account balance (excluding the voluntary contribution account balance) reduced by the highest outstanding loan balance from the Plan during the preceding 12 months. The minimum loan amount is $1,000. The loans are made at interest rates equivalent to those being charged on similar commercial loans with terms from one year to five years, including loans for the purchase of a primary residence, which can have terms of up to 30 years. Participants may no longer make post-tax contributions into the Plan; however, they may withdraw previously contributed post-tax amounts at any time.

(2)  Summary of Significant Accounting Policies

     (a)  Basis of Accounting

          The accompanying financial statements are prepared using the accrual basis of accounting.

     (b)  Income Taxes

          The Internal Revenue Service issued a determination letter, dated October 11, 1995, stating that the Plan was designed in accordance with applicable Internal Revenue Code requirements as of that date. The Plan has been amended since receiving the determination letter. However, management believes that the Plan is currently designed and is being operated in compliance with the applicable requirements of the Internal Revenue Code. Therefore, management believes that the Plan was qualified and the related trust was tax-exempt for the years ended December 31, 2001 and 2000.

     (c)  Valuation of Investments

          The Plan's investments are stated at fair value in the accompanying financial statements. The Company's common stock is valued at its quoted market price. Shares of mutual funds are valued at the net asset value of shares held by the Plan at year-end. Participant loans are valued at cost, which approximates fair value.

     (d)  Use of Estimates

          The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the Plan's management to make estimates and assumptions that affect the reported amounts of the net assets available for benefits and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of changes in net assets available for benefits during the reporting period. Actual results could differ from those estimates.

                   SEI INVESTMENTS CAPITAL ACCUMULATION PLAN

                         Notes to Financial Statements

                           December 31, 2001 and 2000

(3)  Investments

     The fair market values of individual assets that represent 5% or more of the Plan's net assets available for benefits as of December 31, 2001 and 2000 are as follows:

                                                           2001              2000
                                                       ------------      -----------
     SEI Stable Asset Fund                             $ 10,487,239        9,617,505
     SEI Large Cap Value Fund                            19,082,063       18,553,540
     SEI Small Cap Growth Fund                           17,598,977       19,386,634
     SEI Large Cap Growth Fund                           19,545,006       25,626,408
     SEI Diversified Global Stock Fund                          --         7,315,093
     SEI Investments Company Common Stock Fund           29,173,625       28,214,877

     During 2001, the Plan's investments, including gains and losses on investments bought and sold, as well as held during the year, depreciated in value by ($16,967,017) as follows:
                                                            2001
                                                       -------------
     Mutual funds                                      $(13,603,425)
     Common stock of the Company                         (3,363,592)
                                                       -------------
       Net depreciation in fair value of investments   $(16,967,017)
                                                       =============


(4)  Plan Expenses

     All administrative costs of the Plan are paid by the Company.

(5)  Plan Termination

     Although it has not expressed any intention to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.

     In the event of whole or partial termination of the Plan, or complete discontinuance of employer contributions, each participant shall receive a total distribution of his or her account.

(6)  Distributions to Participants

     Distributions to terminated participants are generally made as soon as reasonably possible after notification. Distributions payable to participants amounted to $1,919 and $2,266 at December 31, 2001 and 2000, respectively.

                   SEI INVESTMENTS CAPITAL ACCUMULATION PLAN

                         Notes to Financial Statements

                           December 31, 2001 and 2000

(7)  Reconciliation to Form 5500

     Distributions payable to participants are recorded as a liability in the Plan's Form 5500 and not recorded as a liability in the accompanying statements of net assets available for benefits in accordance with accounting principles generally accepted in the United States of America.

     The following table reconciles net assets available for benefits per the financial statements to the Form 5500 as filed by the Company.


                                                                      Net assets available
                                         2001         2001                for benefits
                                       accrued      benefits               December 31
                                                                 -----------------------------
                                    distributions     paid            2001           2000
                                    -------------  -----------   -----------------------------
     Per financial statements       $      --        5,449,765    120,387,157     127,191,177
     Accrued disributions                  1,919         1,919         (1,919)         (2,266)
     Reversal of 2000 accrual
       for distributions                   --           (2,266)          --              --
                                    -------------  ------------  -----------------------------
     Per Form 5550                  $      1,919     5,449,418    120,385,238     127,188,911
                                    =============  ============  =============================

(8)  Related Party Transactions

     All investments of the Plan are in mutual funds sponsored by the Company and common stock of the Company. Therefore, these investments and transactions qualify as party-in-interest transactions.

                                                                      Schedule 1

                    SEI INVESTMENTS CAPITAL ACCUMULATION PLAN
         Schedule H, Line 4i - Schedule of Assets (Held at End of Year)
                                December 31, 2001

                                                                     Current
                       Description                                    Value
----------------------------------------------------------       ---------------
SEI* Stable Asset Fund                                            $  10,487,239
SEI* Institutional Managed Trust--Core Fixed
  Income Fund                                                         4,713,073
SEI* Institutional Managed Trust--Large Cap
  Value Fund                                                         19,082,063
SEI* Institutional International Trust--International
  Equity Fund                                                         3,778,010
SEI* Institutional Managed Trust--Small Cap
  Growth Fund                                                        17,598,977
SEI* Institutional Managed Trust--Large Cap
  Growth Fund                                                        19,545,006
SEI* Asset Allocation Trust--Diversified Moderate
  Growth Fund                                                         1,225,043
SEI* Asset Allocation Trust--Diversified Global
  Growth Fund                                                         5,537,027
SEI* Asset Allocation Trust--Diversified Global
  Stock Fund                                                          5,956,520
SEI* Asset Allocation Trust--Diversified
  Conservative Fund                                                     726,878
SEI* Institutional International Trust--Emerging
  Markets Equity Fund                                                   781,239
SEI* Daily Income Treasury II Fund                                        1,026
SEI* Investments Company Common Stock Fund                           29,173,625
Participant loans (interest rates range from 8.0% to 9.0%)            1,499,417
                                                                 ---------------
Total                                                             $ 120,105,143
                                                                 ===============
* Represents a party-in-interest

                 See accompanying independent auditors' report.

                                   Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrator has duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

                                                    SEI Investments Company
                                          Capital Accumulation Plan

Date: June 26, 2002                       By:  /s/ Kathy Heilig
                                               ------------------------------
                                               Kathy Heilig
                                               Vice President and Controller

                                  EXHIBIT INDEX
                                  -------------

23*        Consent of Independent Auditors

*  Filed herewith as an exhibit to this Form 11-K